Rule 424(b)(3)

File No. 333-04947

PROSPECTUS SUPPLEMENT

To Prospectus Dated June 28, 1996

This prospectus supplement provides supplemental information to the Prospectus concerning Selling Stockholders. The discussion under the caption “Selling Stockholders” is supplemented as follows:

SELLING STOCKHOLDERS

The following table sets forth the names of the Selling Stockholders and (i) the number of shares of common stock beneficially owned by each Selling Stockholders, (ii) the maximum number of shares of common stock which may be offered by this Prospectus for the account of each Selling Stockholder, and (iii) the amount and percentage of common stock that would be owned by each Selling Stockholder after completion of the offering, assuming the sale of all of the common stock which may be offered by this Prospectus. Except as otherwise noted below, none of the Selling Stockholders has, within the last three years, had any position, office or other material relationship with FelCor.

Name of Selling Stockholder	Shares Owned Prior to Offering (1)	Shares Offered By This Prospectus (2)	Shares Owned After Offering	% of All Outstanding Common Stock After Offering (3)
Charles N. Mathewson Retained Annuity Trust (4)	316,019	326,019	0	0

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(1)	Beneficial ownership as of March 1, 2006, based upon information provided by the Selling Stockholder.
(2)

Assumes the sale of all shares of common stock registered pursuant to this Prospectus, although the Selling Stockholders are under no obligation known to FelCor to sell any shares of common stock at this time.

(3)	Based on 60,474,499 shares of FelCor common stock outstanding on March 1, 2006.
(4)

Charles N. Mathewson is the trustee of the Charles N. Mathewson Retained Annuity Trust. Mr. Mathewson is a former director of FelCor and his adult son, Robert A. Mathewson, is a current director of FelCor.

The Charles N. Mathewson Retained Annuity Trust has been added in the foregoing table to supplement RGC, Inc. and Affiliates, which collectively owned an aggregate of 1,330,574 shares of FelCor common stock issuable upon redemption of Units, of which 586,678 shares were offered for resale under this Prospectus. Of those 586,678 shares offered for resale, 326,019 shares were beneficially owned by RGC Management II Limited Partnership. Those shares, or the Units for which such shares may be issuable, were transferred by RGC Management II Limited Partnership to the Charles N. Mathewson Retained Annuity Trust. As result of the transfer, the Charles N. Mathewson Retained Annuity Trust has beneficial ownership of the 326,019 shares of FelCor common stock offered under this prospectus. Following the transfer, RGC, Inc. and Affiliates beneficially own an aggregate of 260,659 shares FelCor common stock being offered by this Prospectus.

Except as expressly supplemented above, the discussion under the caption “Selling Stockholders” remains as set forth in the Prospectus dated June 28, 1996.

Prospectus Supplement

Dated March 10, 2006